UNITED STATES
               SECURITY AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                           FORM 11-K




        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


(Mark One)

  [  X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934


             For the fiscal year ended December 31, 1994


                                  OR


  [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934




                    Commission file number 1-5975


     A.  Full title of plan: Humana Retirement and Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Humana Inc.
                         500 West Main Street
                     Louisville, Kentucky  40202










                             1 of 20












                              I N D E X




                                                        Pages

Report of Independent Accountants                           3


Financial Statements:

  Statement of Net Assets Available for Benefits,
     December 31, 1994 and 1993                            4

  Statement of Changes in Net Assets Available for
     Benefits for the year ended December 31, 1994
     and the ten months ended December 31, 1993            5

  Notes to Financial Statements                         6-15


Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes,
     December 31, 1994 (Item 27a of Form 5500)         16-17

  Schedule of Reportable Transactions for the year
     ended December 31, 1994 (Item 27d of Form 5500)      18

Signature Page                                            19

Exhibit Index                                             20

Exhibit 23 - Consent of Coopers & Lybrand L.L.P.



















                                 2
                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Retirement and Savings Plan Committee
Humana Inc.

We have audited the accompanying statement of net assets available for benefits of the Humana Retirement and Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994 and the ten months ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 and the ten months ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in footnotes 8 and 9 is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.



Louisville, Kentucky
June 15, 1995









                               3

                  HUMANA RETIREMENT AND SAVINGS PLAN

            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                      December 31, 1994 and 1993



              ASSETS

                                             1994            1993

Investments:
  Common stocks                          $140,222,042   $ 90,340,238
  Investment contracts                     44,217,271     35,307,589
  NCB Capital Preservation Fund            12,121,951     11,426,678
  NCC Funds Government Portfolio            3,297,527      5,345,816
  Participants' notes receivable            2,311,238
  Bonds and asset-backed securities         1,335,170      3,202,886
    Total investments                     203,505,199    145,623,207

Cash                                                           3,619
Receivable from participating
  employers for participants' with-
  holdings and employers'
  contributions                            11,530,641      7,354,120
Accrued interest and dividends              1,141,836      1,032,047

    Total assets                          216,177,676    154,012,993


     LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Due to brokers for securities
  purchased                                  258,894
Accrued expenses                             216,857
Forfeited employers' contributions
  available to reduce future
  employers' contributions                   141,911

    Total liabilities                        617,662

Net assets available for benefits        $215,560,014    $154,012,993













                The accompanying notes are an integral
                  part of the financial statements.


                                  4
                  HUMANA RETIREMENT AND SAVINGS PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1994 and the ten months ended December 31,
1993




Additions to net assets:                     1994            1993

 Investment income:
   Net appreciation in fair
    value of investments                $ 19,849,368    $ 45,269,220
 Interest                                  4,274,432       3,294,953
 Dividends                                   562,889

                                          24,686,689      48,564,173

 Contributions:

   Participants                           14,552,315       6,425,270
   Employers                              16,216,776       9,043,532
   Forfeited employers'
    contributions                           (360,585)       (706,995)
   Transfers from Prime Health
     401(k) and Retirement Plans          19,810,089
   Transfer from Humana
     Basic Retirement Plan                               257,294,446

     Total additions                      74,905,284     320,620,426

Deductions from net assets:

 Benefits paid to participants            13,044,952      17,049,511
 Administrative expenses                     313,311         165,182
 Transfer to Galen Retirement
   and Savings Plan                                      418,467,074

     Total deductions                     13,358,263     435,681,767

       Net increase (decrease)            61,547,021    (115,061,341)

Net assets available for benefits:

 Beginning of period                     154,012,993     269,074,334

 End of period                          $215,560,014    $154,012,993









                  The accompanying notes are an integral
                     part of the financial statements

                                    5
                    NOTES TO FINANCIAL STATEMENTS


1.  Reorganization:


  On March 1, 1993, Humana Inc. and its subsidiaries ("Humana") separated its managed care health plan and acute-care hospital businesses into two independent publicly-held companies (the "Spinoff"). The Spinoff was effected through the distribution to Humana stockholders of all the outstanding shares of common stock of a new hospital company, Galen Health Care, Inc. ("Galen") (now a part of Columbia/HCA Healthcare Corporation). Humana retained and continues to operate the managed care health plan business.

  In connection with the Spinoff, effective March 1, 1993, Humana merged the Humana Thrift Plan and the Humana Basic Retirement Plan to form one plan, the Humana Retirement and Savings Plan (the "Plan"), with combined net assets valued at approximately $526,369,000. Concurrently, the assets of the Plan which were attributable to the benefits accrued by Galen participants, valued at approximately $418,467,000, were transferred from the Plan to the newly formed Galen Retirement and Savings Plan (the "Galen Plan").

  As a result of each Humana stockholder receiving one share of common stock of Galen, the stock funds of the Plan and the Galen Plan held the other company's common stock. However, pursuant to the Employee Benefits Allocation Agreement, entered into as part of the Spinoff, Humana common stock held by the Galen Plan was exchanged for the Galen common stock held by the Humana Plan. The exchange was based upon the relative fair market value of each such common stock subsequent to the Spinoff.

  In conjunction with the merger of the Humana plans, the Plan's year end was changed to December 31 to correspond with Humana's year end.


2.  Merger:


  Effective January 1, 1994, the assets of two 401(k) plans and a retirement plan of a wholly-owned subsidiary of Humana were merged with the Plan. The market value of the assets transferred were as follows:

    Prime Health 401(k) Plan for
      Employees covered by a
      Collective Bargaining Agreement     $ 1,107,060
    Prime Health 401(k) Plan                5,390,460
    Prime Health Retirement Plan           13,312,569

                                          $19,810,089










                              Continued

                                  6

               NOTES TO FINANCIAL STATEMENTS, Continued

3.  Summary of Plan:

  The Plan is a qualified, trusteed plan subject to the Employee Retirement Income Security Act of 1974 (the "Act"). The Plan maintained two accounts, the Thrift Account and the Retirement Account, prior to January 1, 1994. No further contributions were accepted into the Thrift Account subsequent to December 31, 1993, as a new Pretax Savings Account was added to the Plan effective January 1, 1994. All Thrift Account balances as of December 31, 1993, remain in the Plan.

  Any employee of Humana who has completed at least one year of continuous service with a sponsoring employer and has completed 1,000 hours of service is eligible to participate in the Pretax Savings Account of the Plan. A participant, through payroll deductions, may contribute not less than 1% nor more than 6% of the participant's compensation per pay period. An amount equal to 50% of the participant's contributions is contributed by Humana. The Board of Directors of Humana, at its option, may increase this matching percentage up to 100%. Participants who contribute the maximum 6% amount are eligible to make voluntary contributions of amounts which do not exceed an additional 8% of their annual compensation. These voluntary contributions are not subject to employer matching contributions.

  After an employee completes two years of continuous service with a sponsoring employer and has complied with certain other service requirements, Humana makes annual contributions to the Retirement Account of the Plan equal to 4% of each participating employee's qualifying compensation earned during the Plan year, plus 4% of any compensation that exceeds the Social Security taxable wage base. Contribution amounts are computed as of the end of each Plan year and are nonforfeitable.

  Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code of 1986 ("IRC") as amended.

  If Humana terminates the Plan, the entire interest of each participant shall become nonforfeitable and distributable generally as benefits to withdrawing participants.

  Contributions to the Plan are invested by National City Trust Company (the "Trustee") in seven separate participant directed investment funds (prior to January 1, 1994, only the Interest Income Fund, Stock Index Fund and Humana Common Stock Fund were available) as follows:

    Interest Income Fund: In obligations of the United States and United States Government agencies, debentures, notes or other evidences of indebtedness, shares of preferred stock and any other property, the rate of return from which is established by the instruments evidencing the investments, including principal and interest contracts.

    Stock Index Fund: In units of the State Street Flagship Domestic Index Comingled Trust Fund which invests exclusively in securities which attempt to match the return of the Standard and Poor's 500 Index.





                              Continued

                                  7
               NOTES TO FINANCIAL STATEMENTS, Continued


3.  Summary of Plan, continued:

    Humana Common Stock Fund: In Humana common stock or, in U.S. Treasury bills, commercial paper, certificates of deposit and money market funds as determined by the Trustee. All employer contributions to the Pretax Savings Account are invested in this fund. Employer contributions may be made in cash, in shares of Humana common stock, or a combination thereof.

    Aggressive Growth Fund: In shares of Fidelity Contrafund which invests in common stocks and securities convertible into common stock which have market values appearing low relative to underlying value or future earnings and growth potential. The Fidelity Contrafund may also invest in, among other investments, convertible securities, warrants, preferred stocks, bonds, foreign securities, covered call options, put options, repurchase agreements, and cash equivalent securities.

    Balanced Fund: In shares of Fidelity Balanced Fund which invests in common and preferred stocks, straight debt issues (including government securities) or debt securities with equity conversion or purchase rights and in cash and cash equivalents, the objective of which is to emphasize current income while secondarily striving to attain capital growth.

    International Fund: In shares of Harbor International Fund which invests in equity securities, American Depositary Receipts, European Depositary Receipts, securities convertible into common stock, government securities, and non-convertible preferred stocks of issuers domiciled outside the United States so as to achieve long-term growth of capital. The Harbor International Fund may also invest in cash equivalent securities, such as U.S. Treasury bills, commercial paper and certificates of deposit.

    Small Capitalization Fund: In shares of Provident Small Cap Fund which invests in equity securities consisting primarily of emerging growth companies and companies selected for investment because of their unique situation. The Provident Small Cap Fund may also invest in cash equivalent securities, such as U.S. Treasury bills, commercial paper and certificates of deposit.

  A participant may allocate his/her contributions to the Pretax Savings Account and Humana's contribution to the Retirement Account among the various funds in increments of not less than 1%. In the absence of such allocation, these contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or Humana's future contributions among the seven Plan funds and a change in the investment of existing accounts ("Transfers"), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's monthly election rather than transferring strictly based on the value at the monthly closing price.








                              Continued

                                  8

               NOTES TO FINANCIAL STATEMENTS, Continued



3.  Summary of Plan, continued:

  The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events:
(1) the participant's retirement on or after the date he/she attains age 65; (2) the participant's early retirement after attaining age 55 and having been credited with two years of service; (3) a determination by Humana upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (4) the participant's death. Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with Humana are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with Humana.

  Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

  A participant may generally withdraw an amount from the Thrift Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan administrator. Effective January 1, 1994, in the event funds are needed because of extreme financial hardship as defined by law, the participant may be allowed to make a withdrawal from his/her Pretax Savings Account. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

  Benefits under the Plan are payable to withdrawing participants including retirees as follows:

  (a) A lump sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana common stock, or

  (b) Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

  (c) A life annuity form of payment, or

  (d) A life annuity with guaranteed payments.






                              Continued

                                  9
               NOTES TO FINANCIAL STATEMENTS, Continued


3.  Summary of Plan, continued:

  Operating expenses of the Plan are paid by the Plan.

  There were approximately 12,000 and 11,000 participants at December 31, 1994 and 1993, respectively, who had allocated their contributions to one or more funds as follows:

                                       1994       1993


      Interest Income Fund            10,905     10,166
      Stock Index Fund                 5,370      4,780
      Humana Common Stock Fund         9,239      7,768
      Aggressive Growth Fund           3,751
      Balanced Fund                    3,511
      International Fund               2,287
      Small Capitalization Fund        2,607

  Effective January 1, 1994, participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts plus his/her employer thrift and pretax savings accounts to which he/she would be entitled if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with Department of Labor rules and regulations, as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

  Humana has the right, under the Plan, to discontinue its contribution at any time and to terminate the Plan subject to the provisions of the Act. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by Humana.


4.  Summary of Significant Accounting Policies:

  Benefits are recorded when paid.

  Net appreciation in fair value of investments consists of both realized gains or losses and unrealized appreciation or depreciation.

  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.





                              Continued

                                  10
               NOTES TO FINANCIAL STATEMENTS, Continued


4.  Summary of Significant Accounting Policies, continued:

  The fair values of units in the NCC Funds Government Portfolio and the NCB Capital Preservation Fund are determined by the Trustee based upon the securities comprising the funds. The fair values for those securities represent the last recorded sale of the year. In the absence of recorded sales, and for securities not listed on a national securities exchange, the fair values represent the mean of bid and asked prices obtained from brokers.

  The Interest Income Fund investments include, among others, investment contracts, collateralized mortgage obligations, bonds, asset-backed securities and other fixed income obligations such as commercial paper. Each investment contract is carried at fair value, which represents
contributions plus interest earned and paid at specified rates.   The
collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from brokers.


5.  Investments:

  The following table sets forth the fair value of investments at December 31, 1994. Investments that represent 5% or more of the Plan's net assets as well as investments in excess of $2,000,000 as of December 31, 1994 have been separately identified:

                                  Par or Maturity
                                  Value/Number of
        Issuer                    Units or Shares     Fair Value


    Common Stocks:
      Humana Common Stock           4,403,986       $ 99,640,183

      State Street Flagship
        Domestic Index Fund           249,471         17,602,894
      Fidelity Balanced Fund          498,990          6,132,587
      Harbor International Fund       170,700          4,173,625
      Provident Small Cap Fund        352,685          4,136,197
      Fidelity Contrafund             281,921          8,536,556

                                                     140,222,042













                                   Continued

                                       11
                    NOTES TO FINANCIAL STATEMENTS, Continued


5.  Investments, continued:

                                  Par or Maturity
                                  Value/Number of
              Issuer              Units or Shares     Fair Value

    Obligations due within
     one year:
      NCC Funds Government
        Portfolio                    3,297,527         3,297,527
      NCB Capital Preservation
        Fund                        12,121,951        12,121,951

                                                      15,419,478
    Investment contracts:
      Bankers Trust Co.            $ 2,213,894         2,213,894
      Canada Life Assurance Co.    $ 3,000,000         3,000,000
      Commonwealth Life
        Insurance Co.              $ 4,000,000         4,000,000
      Continental Assurance Co.    $ 3,000,000         3,000,000
      Life of Virginia             $ 2,000,000         2,000,000
      Lincoln National
        Life Insurance Co.         $ 3,000,000         3,000,000
      New York Life Insurance Co.  $ 4,166,580         4,166,580
      New York Life Insurance Co.  $ 3,057,771         3,057,771
      Protective Life
        Insurance Co.              $ 2,330,991         2,330,991
      Provident Life &
        Accident Insurance Co.     $ 2,245,116         2,245,116
      Prudential Insurance Co.     $ 4,000,000         4,000,000
      Others                       $11,202,919        11,202,919

                                                      44,217,271

     Bonds and asset-backed
      securities:
       Various                     $ 1,357,667         1,335,170

     Participants' notes receivable:
      Various                      $ 2,311,238         2,311,238

                                                    $203,505,199

   During the year ended December 31, 1994, the Plan's investments
(including investments bought, sold and held during the period) appreciated (depreciated) in value as follows:

      Common stocks                                 $ 19,906,593
      Bonds and asset-backed securities                  (57,225)

                                                    $ 19,849,368

  The per share closing price of Humana common stock was $22.625 on December 30, 1994 (the last trading day of 1994), and $20.00 on June 15, 1995.


                             Continued

                                  12
                  NOTES TO FINANCIAL STATEMENTS, Continued


6.  Reconciliation of Financial Statements to Form 5500:

  The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                               December 31, 1994    December 31, 1993

    Net assets available for
      benefits per the financial
      statements                  $215,560,014        $154,012,993

    Amount allocated to with-
      drawn participants              (939,918)         (2,260,295)

    Net assets available for
      benefits per the Form 5500  $214,620,096        $151,752,698

  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                  For the year         For the ten
                                     ended             months ended
                               December 31, 1994     December 31, 1993

    Benefits paid to partici-
      pants per the financial
      statements                  $ 13,044,952        $ 17,049,511

      Add:  Amounts allocated to
        withdrawing participants
        at end of year                 939,918           2,260,295

      Less: Amounts allocated to
        withdrawing participants
        at December 31, 1993        (2,260,295)

      Less: Amounts allocated to
        withdrawing participants
        for the Prime Health 401(k)
        and Retirement Plans
        at December 31, 1993           (79,713)

    Benefits paid to participants
        per the Form 5500         $ 11,644,862        $ 19,309,806

  Amounts allocated to withdrawing participants are recorded on the Form
5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.  Income Tax Status:

  The Internal Revenue Service has determined and informed Humana by a letter dated May 19, 1994, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                              Continued

                                  13

                                                NOTES TO FINANCIAL STATEMENTS, Continued

8. Activity by Fund for the Year Ended December 31, 1994:
                                               Humana                                           Small
                    Interest       Stock       Common     Aggressive                Inter-     Capital-  Participant
                     Income        Index       Stock        Growth     Balanced    national    ization      Notes
                      Fund         Fund        Fund          Fund        Fund        Fund        Fund       Fund        Total
Additions to
 net assets:
 Investment income:
  Net appreciation
   (depreciation) in
   fair value of
   investments   $   (57,225)  $  185,817  $ 20,739,656  $ (168,919) $ (497,182) $ (113,625) $ (239,154)             $ 19,849,368
  Dividends                                                   7,302     164,659     191,349     199,579                   562,889
  Interest         4,151,780        2,930        15,375       5,776       5,059       3,000       3,114   $  87,398     4,274,432

                   4,094,555      188,747    20,755,031    (155,841)   (327,464)     80,724     (36,461)     87,398    24,686,689
 Contributions:
  Participants     2,275,167    1,346,851     3,340,950   2,772,171   2,240,024   1,159,264   1,417,888                14,552,315
  Employers        7,277,276    1,817,408     6,210,353     352,688     237,509     181,931     139,611                16,216,776
  Forfeited employers'
   contributions                               (360,585)                                                                 (360,585)
 Transfers from
  Prime Health
  401(k) and Retire-
  ment Plans      19,810,089                                                                                           19,810,089
  Total additions 33,457,087    3,353,006    29,945,749   2,969,018   2,150,069   1,421,919   1,521,038      87,398    74,905,284

Deductions from
  net assets:
 Benefits paid
  to participants  4,908,738    1,225,619     6,269,054     202,110     179,878      95,532     133,331      30,690    13,044,952
 Administrative
  expenses           106,219       36,064       149,507       7,865       5,139       4,251       4,131         135       313,311
 Interfund
    transfers     19,124,540      740,236    (1,136,223) (6,113,431) (4,394,288) (3,032,177) (2,908,809) (2,279,848)
  Total deductions24,139,497    2,001,919     5,282,338  (5,903,456) (4,209,271) (2,932,394) (2,771,347) (2,249,023)   13,358,263
  Net increase     9,317,590    1,351,087    24,663,411   8,872,474   6,359,340   4,354,313   4,292,385   2,336,421    61,547,021

Net assets available
 for benefits:
  Beginning of
    period        59,695,784   18,088,756    76,228,453                                                               154,012,993
  End of period  $69,013,374  $19,439,843  $100,891,864  $8,872,474  $6,359,340  $4,354,313  $4,292,385  $2,336,421  $215,560,014
                                                          Continued
                                                              14

                                             NOTES TO FINANCIAL STATEMENTS, Continued

9. Activity by Fund for the Ten Months Ended December 31, 1993:

                                     Interest             Stock            Humana
                                      Income              Index         Common Stock
                                       Fund               Fund              Fund              Total

Additions to net assets:
  Investment income:
   Net appreciation
    (depreciation) in fair
    value of investments           $    (59,497)      $  1,115,949      $ 44,212,768      $ 45,269,220
   Interest                           3,278,951              2,005            13,997         3,294,953

                                      3,219,454          1,117,954        44,226,765        48,564,173
  Contributions:
   Participants                       2,873,448          1,729,469         1,822,353         6,425,270
   Employers                          4,288,695          1,769,696         2,985,141         9,043,532
   Forfeited employers'
    contributions                                                           (706,995)         (706,995)
  Transfer from Humana
   Basic Retirement Plan            184,376,569         45,913,207        27,004,670       257,294,446

    Total additions                 194,758,166         50,530,326        75,331,934       320,620,426

Deductions from net assets:
  Benefits paid
   to participants                    9,123,767          1,306,574         6,619,170        17,049,511
  Administrative expenses                79,344             28,110            57,728           165,182
  Interfund transfers                (1,269,512)          (839,930)        2,109,442
  Transfer to Galen
   Retirement and
   Savings Plan                     259,771,446         49,923,656       108,771,972       418,467,074

    Total deductions                267,705,045         50,418,410       117,558,312       435,681,767


  Net increase (decrease)           (72,946,879)           111,916       (42,226,378)     (115,061,341)

Net assets available
  for benefits:
   Beginning of period              132,642,663         17,976,840       118,454,831       269,074,334

   End of period                   $ 59,695,784       $ 18,088,756      $ 76,228,453      $154,012,993

                                                                        15

                                                 HUMANA RETIREMENT AND SAVINGS PLAN
                                                     PLAN #002  EIN #61-0647538
                                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                          December 31, 1994
                                                       (Item 27a of Form 5500)
                                           Stated                          Par or Maturity
                                           Issuer        Maturity          Value/Number of
Issuer                                      Rate           Date            Units or Shares          Cost           Fair Value
Common stocks:
  Humana Inc. Common Stock                                                    4,403,986        $ 41,800,507       $ 99,640,183
  State Street Flagship Domestic Index Fund                                     249,471          15,207,759         17,602,894
  Fidelity Balanced Fund                                                        498,990           6,623,229          6,132,587
  Harbor International Fund                                                     170,700           4,237,086          4,173,625
  Provident Small Cap Fund                                                      352,685           4,373,756          4,136,197
  Fidelity Contrafund                                                           281,921           8,703,639          8,536,556
                                                                                                 80,945,976        140,222,042
Obligations due within one year:
  NCC Funds Government Portfolio                                              3,297,527           3,297,527          3,297,527
  NCB Capital Preservation Fund                                              12,121,951          12,121,951         12,121,951
                                                                                                 15,419,478         15,419,478
Investment contracts:
  Bankers Trust Co.                        8.83%          06/1999           $ 1,640,372           1,640,372          1,640,372
  Bankers Trust Co.                        8.54%          04/1997           $ 2,213,894           2,213,894          2,213,894
  Canada Life Assurance Co.                5.71%          09/1998           $ 3,000,000           3,000,000          3,000,000
  Commonwealth Life Insurance Co.          7.30%          12/1999           $ 4,000,000           4,000,000          4,000,000
  Confederation Life Insurance
   Co., Group Annuity Contract             9.44%          05/1995           $   996,492             996,492            996,492
  Confederation Life Insurance
   Co., Group Annuity Contract             8.46%          05/1996           $   711,780             711,780            711,780
  Continental Assurance Co.                7.66%          09/1999           $ 3,000,000           3,000,000          3,000,000
  Life Insurance Co. of Georgia,
   Group Annuity Contract                  8.20%          10/1995           $   592,347             592,347            592,347
  Life of Virginia                         6.20%          12/1998           $ 2,000,000           2,000,000          2,000,000
  Lincoln National Life Insurance Co.      8.12%          12/1997           $ 3,000,000           3,000,000          3,000,000
  Metropolitan Life Insurance Co.          8.30%          01/1998           $   389,919             389,919            389,919
  Metropolitan Life Insurance Co.          8.55%          01/1998           $   746,093             746,093            746,093
  New York Life Insurance Co.,
   Group Annuity Contract                  7.36%          05/1997           $ 4,166,580           4,166,580          4,166,580
  New York Life Insurance Co.,
   Group Annuity Contract                  7.25%          05/1995           $ 3,057,771           3,057,771          3,057,771
  Ohio National Life Insurance Co.,
   Group Annuity Contract                  9.39%          05/1995           $   932,397             932,397            932,397
  Ohio National Life Insurance Co.,
   Group Annuity Contract                  9.39%          05/1995           $   569,424             569,424            569,424

                                                               Continued
                                                                   16

                                                 HUMANA RETIREMENT AND SAVINGS PLAN
                                                     PLAN #002  EIN #61-0647538
                                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                          December 31, 1994
                                                       (Item 27a of Form 5500)


                                           Stated                          Par or Maturity
                                           Issuer        Maturity          Value/Number of
Issuer                                      Rate           Date            Units or Shares          Cost           Fair Value


  Principal Mutual Life
   Insurance Co.                           8.62%          05/1997           $   954,231             954,231            954,231
  Principal Mutual Life
   Insurance Co.                           8.62%          05/1998           $   954,231             954,231            954,231
  Protective Life Insurance Co.,
   Group Annuity Contract                  9.62%          05/1995           $   996,493             996,493            996,493
  Protective Life Insurance Co.,
   Group Annuity Contract                  8.70%          05/1996           $ 2,330,991           2,330,991          2,330,991
  Provident Life & Accident
   Insurance Co., Group Annuity Contract   7.70%          05/1997           $ 1,719,140           1,719,140          1,719,140
  Provident Life & Accident
   Insurance Co., Group Annuity Contract   7.72%          05/1997           $ 2,245,116           2,245,116          2,245,116
  Prudential Insurance Co.                 5.12%          02/1999           $ 4,000,000           4,000,000          4,000,000

                                                                                                 44,217,271         44,217,271
Bonds and asset - backed securities:
  Case Equipment Trust                     5.40%          06/1998           $   164,978             164,849            161,162
  GMAC 1991 B Grantor Trust                6.75%          06/1996           $   406,303             417,540            403,573
  GMAC 1991 F Grantor Trust                4.50%          09/1997           $   457,552             455,622            447,614
  Select Auto Receivables                  7.40%          05/1996           $   328,834             329,755            322,821

                                                                                                  1,367,766          1,335,170

Participants' notes receivable         7.00%-10.00%                         $ 2,311,238           2,311,238          2,311,238


                                                                                               $144,261,729       $203,505,199





                                                                17

                      HUMANA RETIREMENT AND SAVINGS PLAN
                          PLAN #002  EIN #61-0647538
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     For the year ended December 31, 1994
                           (Item 27d of Form 5500)



                                               Sales of Assets

     Issuer            Purchase      Selling Price   Cost of Asset   Gain


NCC Funds Government
  Portfolio           $78,084,929     $80,124,219     $80,124,219

Prudential
 Insurance Co.                         11,011,646      11,011,646










































                                   18








                            SIGNATURES








Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HUMANA RETIREMENT AND SAVINGS PLAN

BY:



/s/ Arthur P. Hipwell
Arthur P. Hipwell
Senior Vice President and
General Counsel

June 28, 1995




























                                   19
                               Exhibit Index







  Exhibit 23                           Consent of Coopers & Lybrand L.L.P.




















































                                   20